Exhibit 99.2

ProQR Prices $75 Million Underwritten Public Offering and Concurrent Private Placement

LEIDEN, Netherlands and CAMBRIDGE, Mass., October 22, 2024 -- ProQR Therapeutics N.V. (Nasdaq: PRQR) (“ProQR”), a company dedicated to changing lives through transformative RNA therapies based on its proprietary Axiomer™ RNA editing technology platform, today announced the pricing of its previously announced underwritten public offering of 18,000,000 ordinary shares (the “Offering”) at a public offering price of $3.50 per share, for total gross proceeds of $63.0 million, before deducting underwriting discounts and commissions and other offering expenses payable by ProQR. All of the shares are being offered by ProQR. In addition, ProQR has granted the underwriters a 30-day option to purchase up to 2,700,000 additional ordinary shares at the public offering price, less underwriting discounts and commissions.

Concurrently with the Offering, ProQR has entered into a share purchase agreement with Eli Lilly and Company (“Lilly”), one of its existing shareholders and a strategic partner of ProQR, in a separately negotiated transaction pursuant to which ProQR agreed to offer and sell, and Lilly agreed to purchase, 3,523,538 ordinary shares to permit Lilly to maintain its current pro rata beneficial ownership (16.4%) of the number of the ordinary shares to be outstanding immediately following the closing of the Offering and the concurrent private placement (without giving effect to any exercise by the underwriters of the option to purchase additional shares), at a price per share equal to the public offering price for total gross proceeds of approximately $12.3 million, subject to a purchase price cap of $15.0 million, the consummation of the Offering and the satisfaction of other customary closing conditions. The sale of the ordinary shares to Lilly in the concurrent private placement will not be registered as part of the Offering. The Offering is not contingent upon the completion of the concurrent private placement. The ordinary shares purchased in the concurrent private placement will not be subject to any underwriting discounts or commissions.

The ordinary shares to be sold in the concurrent private placement are being issued pursuant to the exemptions provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). These shares have not been registered under the Securities Act, or any state or other applicable jurisdiction’s securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdiction’s securities laws.

ProQR currently intends to use the net proceeds from the Offering and the concurrent private placement, together with its existing cash and cash equivalents, to primarily fund research and development and clinical development to support the advancement of its current or future product candidates and the expansion of its research and development programs, and the remainder for working capital, capital expenditures and other general corporate purposes.

Evercore ISI, Cantor, Raymond James and Oppenheimer & Co. are acting as joint lead bookrunning managers for the Offering. The Offering and concurrent private placement are expected to close on October 24, 2024, subject to the satisfaction of customary closing conditions.

A shelf registration statement on Form F-3 relating to the Offering (including the accompanying prospectus) was filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2024 and was declared effective on October 10, 2024. The Offering is being made only by means of a prospectus and prospectus supplement that form a part of the registration statement. A preliminary prospectus supplement relating to and describing the terms of the Offering has been filed with the SEC and may be obtained for free by visiting the SEC’s website at www.sec.gov. A final prospectus supplement relating to the Offering will be filed with the SEC. When available, copies of the final prospectus supplement and the accompanying prospectus relating to the Offering may be obtained from: Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, 35th Floor, New York, New York 10055, by telephone at (888) 474-0200 or by email at ecm.prospectus@evercore.com; or Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, New York 10022 or by email at prospectus@cantor.com. You may also obtain these documents free of charge by visiting the SEC’s website at www.sec.gov.

The ordinary shares to be sold in the concurrent private placement have not been registered under the Securities Act, or any state or other applicable jurisdiction’s securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy these securities, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on its unique proprietary RNA repair platform technologies ProQR is growing its pipeline with patients and loved ones in mind.

Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements about the expected timing and completion of the Offering and concurrent private placement. Such forward-looking statements involve risks and uncertainties, many of which are beyond ProQR’s control, including risks and uncertainties related to market conditions and satisfaction of customary closing conditions related to the Offering and the concurrent private placement. There can be no assurance that ProQR will be able to complete the Offering and the concurrent private placement on the anticipated terms, or at all. Applicable risks also include those that are included in ProQR’s prospectus supplement and accompanying prospectus filed with the SEC for the Offering, including the documents incorporated by reference therein, which include ProQR’s Annual Report on Form 20-F for the year ended December 31, 2023, and any subsequent SEC filings. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and ProQR assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor Contact:

Sarah Kiely

ProQR Therapeutics N.V.

T: +1 617 599 6228

skiely@proqr.com

or

Peter Kelleher

LifeSci Advisors

T: +1 617 430 7579

pkelleher@lifesciadvisors.com

Media Contact:

Robert Stanislaro

FTI Consulting

T: +1 212 850 5657

robert.stanislaro@fticonsulting.com